SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding the poll results of the extraordinary general meeting held on September 16, 2008, dated September 16, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 16, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

EXTRAORDINARY GENERAL MEETING HELD ON 16 SEPTEMBER 2008 – POLL RESULTS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the EGM of the Company held on 16 September 2008.

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company) dated 1 August 2008. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular and the notice of the extraordinary general meeting.

Results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the extraordinary general meeting of the Company held on Tuesday, 16 September 2008 (the “EGM”) at 31 Jinrong Street, Xicheng District, Beijing, the People’s Republic of China.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company holding an aggregate of 57,377,053,317 shares, representing approximately 70.89% of the total number of issued shares of the Company, was required to abstain from voting on the ordinary resolution numbered 1 in respect of Telecom CDMA Lease and ordinary resolutions numbered 2, 3 and 4 in respect of the Non-exempt Continuing Connected Transactions. There were no restrictions on any other shareholders casting votes on any of the proposed resolutions at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 1, 2, 3 and 4 at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company, while the total number of shares entitling the holders to attend and vote for or against the special resolution numbered 5 was 80,932,368,321, representing all the issued shares of the Company. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolutions numbered 1, 2, 3 and 4 at the EGM.

A-1

The poll results in respect of the proposed resolutions at the EGM were as follows:

No. of votes (%)
Ordinary Resolutions		For	Against
1.	Ordinary resolution numbered 1 of the Notice of EGM (to approve the Telecom CDMA Lease and the proposed annual caps.)	13,712,685,144 (99.9943)%	785,800 (0.0057)%
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	Ordinary resolution numbered 2 of the Notice of EGM (to approve the Interconnection Settlement Supplemental Agreement and that no annual caps have been proposed.)	13,715,551,744 (99.9942)%	798,200 (0.0058)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	Ordinary resolution numbered 3 of the Notice of EGM (to approve the Engineering Framework Supplemental Agreement and proposed annual cap.)	13,715,992,344 (99.9945)%	758,300 (0.0055)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	Ordinary resolution numbered 4 of the Notice of EGM (to approve the Ancillary Telecommunications Services Framework Supplemental Agreement and proposed revised annual cap and proposed annual cap.)	13,715,919,144 (99.9937)%	858,200 (0.0063)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Special Resolution		For	Against
5.	Special resolution numbered 5 of the Notice of EGM (to approve, subject to the passing of ordinary resolution numbered 1 above, the amendments to the articles of association of the Company.)	71,083,590,661 (99.9987)%	910,000 (0.0013)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H share, acted as scrutineer for the vote-taking at the EGM.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 16 September 2008

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